AB 3/24

KH 3/22

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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11020401

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section

MAR 01 2011

Washington, DC
110

| SEC FILE NUMBER |
|---|
| ~~[illegible]~~ 8-27543 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

**NAME OF BROKER-DEALER: Trevor, Cole, Reid & Monroe, Inc.**

**ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)**

| OFFICIAL USE ONLY |
|---|
| FIRM ID NO. |

641 Lexington Avenue, 15th Floor
(No. and Street)

| New York | New York | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leslie Agisim — (212) 634-6447
(Area Code - Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM, LLP.
(Name - *if individual, state last, first, middle name*)

| 5 W 37th st, 9th Floor | New York | New York | 10018 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

KW 3/25

## OATH OR AFFIRMATION

I, **Leslie Agisim,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm **Trevor, Cole, Reid & Monroe, Inc.** as of **December 31, 2010,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

**President**

Title

Notary Public

Philip Agisim
Notary Public, State of N.Y.
No. 31-4959915
Commission Expires Dec.18,20__

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TREVOR, COLE, REID & MONROE, INC.

FINANCIAL STATEMENTS

For the Year Ended December 31, 2010

# TABLE OF CONTENTS

RBSM LLP
Accountants & Advisors

5 West 37th Street
9th Floor
New York, NY 10018
212.868.3669
212.868.3498/Fax

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Trevor, Cole, Reid & Monroe, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Trevor, Cole, Reid & Monroe, Inc. as of December 31, 2010 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Trevor, Cole, Reid & Monroe, Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for the purposed of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in related to the basic financial statements taken as a whole.

RBSM LLP

RBSM, LLP
New York, New York
February 25, 2011

# TREVOR, COLE, REID & MONROE, INC.
## STATEMENT OF FINANCIAL CONDITION
## For the Year Ended December 31, 2010

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 8,195 |
| Due from Affiliate | | 15,670 |
| TOTAL ASSETS | $ | 23,865 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| LIABILITIES | | |
| Accrued Expenses | $ | 100 |
| TOTAL LIABILITIES | | 100 |
| COMMITMENTS AND CONTINGENCIES | | |
| STOCKHOLDERS' EQUITY | | |
| Common stock | $ | 9,800 |
| Additional paid-in capital | | 48,245 |
| Accumulated earnings | | (34,280) |
| TOTAL STOCKHOLDERS' EQUITY | | 23,765 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ | 23,865 |

*(the accompanying notes are an integral part of these financial statements)*

# TREVOR, COLE, REID & MONROE, INC.
## STATEMENT OF OPERATIONS
### For the Year Ended December 31, 2010

| | |
|---|---|
| REVENUE | |
| Commission Income | $ 6,229 |
| TOTAL REVENUES | $ 6,229 |
| OPERATING EXPENSES | |
| SEC fees | 450 |
| Professional fees | 5,625 |
| Insurance | 364 |
| Other expenses | 699 |
| TOTAL OPERATING EXPENSES | 7,138 |
| NET LOSS BEFORE OTHER INCOME | (909) |
| OTHER INCOME | |
| Interest Income | 39 |
| NET LOSS BEFORE PROVISION FOR TAXES | (870) |
| PROVISION FOR TAXES | 300 |
| NET LOSS | $ (570) |

*(the accompanying notes are an integral part of these financial statements)*

# TREVOR, COLE, REID & MONROE, INC.
## STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2010

| | Common Stock | Additional Paid-In Capital | Retained Earnings (Accumulated Deficit) | Total |
|---|---|---|---|---|
| BALANCE - December 31, 2009 | $ 9,800 | $ 48,245 | $ (33,710) | $ 24,335 |
| Net loss | -- | -- | (570) | (570) |
| BALANCE - December 31, 2010 | $ 9,800 | $ 48,245 | $ (34,280) | $ 23,765 |

*(the accompanying notes are an integral part of these financial statements)*

# TREVOR, COLE, REID, MONROE, INC.
## STATEMENT OF CASH FLOWS
### For the Year Ended December 31, 2010

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net Loss | $ | (570) |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Changes in operating assets and liabilities | | (300) |
| TOTAL ADJUSTMENTS | | - |
| NET CASH (USED IN) OPERATING ACTIVITIES | | (870) |
| CASH FLOWS PROVIDED BY INVESTING ACTIVITIES | | |
| Transfer of certificate of deposit | | 6,500 |
| Due from affiliate | | 2,305 |
| NET CASH PROVIDED BY INVESTING ACTIVITIES | | 8,805 |
| CASH FLOWS USED IN FINANCING ACTIVITIES | | - |
| NET INCREASE IN CASH | $ | 7,935 |
| CASH- Beginning of year | | 260 |
| CASH- End of year | $ | 8,195 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION | | |
| Cash paid during year: | | |
| Interest | $ | - |
| Income taxes | $ | 300 |

*(the accompanying notes are an integral part of these financial statements)*

NOTE 1 -Organization

Trevor, Cole, Reid & Monroe, Inc. (the "Company") was organized as a New York corporation on January 5, 1982 and is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and the State of New York. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

NOTE 2 -Summary of Significant Accounting Policies

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Securities transactions and related revenues are recorded in the financial statements on a settlement date basis; however, all transactions are reviewed and adjusted on a trade-date basis for significant amounts.

Cash and Cash Equivalents
The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

Concentrations of Credit Risk
As a securities broker-dealer, the Company is engaged in various trading brokerage activities on a principal and agency basis. The Company's exposure to the credit risk occurs in the event that the customer, clearing agent or counterparts do not fulfill their obligations of transaction. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Income Taxes
The Company utilizes ASC 740 "Income Taxes" which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

NOTE 3 –Recent Accounting Pronouncements

*Accounting Standards Codification and GAAP Hierarchy* — Effective for interim and annual periods ending after September 15, 2009, the Accounting Standards Codification and related disclosure requirements issued by the FASB became the single official source of authoritative, nongovernmental GAAP. The ASC simplifies GAAP, without change, by consolidating the numerous, predecessor accounting standards and requirements into logically organized topics. All other literature not included in the ASC is non-authoritative. We adopted the ASC as of September 30, 2009, which did not have any impact on our results of operations, financial condition or cash flows as it does not represent new accounting literature or requirements. All references to pre-codified U.S. GAAP have been removed from these audited statements.

NOTE 4 –Certificate of Deposit

The Company had a $6,500 Certificate of Deposit with a 0.70% interest rate that matured on December 4, 2010.

NOTE 5 -Due from Affiliated Companies

As of December 31, 2010, there was $15,670 due from an affiliated company where the shareholder of the Company has partial ownership.

NOTE 6 –Fair Value Measurements

FASB requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statement of financial position for current assets and current liabilities qualifying as financial instruments approximate fair value because of their short maturities.

On July 1, 2008, the Company adopted the provisions of Accounting Standard Codification ("ASC") Topic 820, which defines fair value for accounting purposes, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements. The Company's adoption of ASC 820 did not have a material impact on its financial statements. Fair value is defined as an exit price, which is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. The degree of judgment utilized in measuring the fair value of assets and liabilities generally correlates to the level of pricing observability. Financial assets and liabilities with readily available, actively quoted prices or for which fair value can be measured from actively quoted prices in active markets generally have more pricing observability and require less judgment in measuring fair value. Conversely, financial assets and liabilities that are rarely traded or not quoted have less price observability and are generally measured at fair value using valuation methods that require more judgment. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency of the asset, liability or market and the nature of the asset or liability. The Company has categorized its financial assets and liabilities measured at fair value into a three level hierarchy in accordance with ASC 820 and are summarized into three broad categories:

Level 1: quoted prices in active markets for identical securities;

Level 2: other significant observable inputs, including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.; and

Level 3: significant unobservable inputs, including our own assumptions in determining fair value.

At December 31, 2010 the Company had no assets or liabilities valued under the provisions of ASC 820.

NOTE 7 –Income Taxes

The Company utilizes ASC 740 "Income Taxes" which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

Net operating losses for tax purposes of approximately $47,200 at December 31, 2010 are available for carryover. We have provided a 100% valuation allowance for the deferred tax benefit resulting from the net operating loss carryover due to our limited operating history. In addressing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible.

NOTE 8 -Net Capital Requirements

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $5,000 and also requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

As of December 31, 2010, the Company's net capital exceeded the requirement by approximately $3,095.

Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC. The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 9 –Subsequent Events

In accordance with FASB ASC 855 "Subsequent Events", the Company has evaluated subsequent events through the date of the report (February 25, 2011).

# TREVOR, COLE, REID & MONROE, INC.
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## AS OF DECEMBER 31, 2010

| | |
|---|---|
| NET CAPITAL | |
| Total stockholders' equity | 23,765 |
| | |
| Decuctions and/or charges: | |
| Non-allowable assets: | |
| Due from affiliates | 15,670 |
| | 15,670 |
| | |
| NET CAPITAL BEFORE HAIRCUTS AND SECURITIES | 8,095 |
| | |
| Haircuts of securities | |
| Trading and investment securities: | |
| Other securities | - |
| Blockage charges | - |
| | |
| NET CAPITAL | 8,095 |
| | |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | |
| Minimum net capital required | 5,000 |
| Excess net capital | 3,095 |
| Excess net capital at 1000% | 2,095 |
| | |
| AGGREGATE INDEBTEDNESS | |
| Items included in statement of financial condition: | |
| Accrued liabilities | 100 |
| TOTAL AGGREGATE INDEBTEDNESS | 100 |
| | |
| Ratio: aggregate indebtedness to net capital | 0.01 to 1 |

# TREVOR, COLE, REID & MONROE, INC.
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## AS OF DECEMBER 31, 2010

RECONCILATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17a-5 as of December 31, 2009)

No material differences exist between the above computation and the computation on the unaudited focus pursuant to Rule 17a-5.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the provision of rule 15c3-3 and for the year ended December 31, 2010, the Company was in compliance with the conditions of exemption.

INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Information relating to the possession or control requirements is not applicable to the Company, as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

# TREVOR, COLE, REID & MONROE, INC.

Independent Auditors' Report on Internal Accounting Control

For the Year Ended December 31, 2010

RBSM LLP
Accountants & Advisors

5 West 37th Street
9th Floor
New York, NY 10018
212.868.3669
212.868.3498/Fax

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Trevor, Cole, Reid & Monroe, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Trevor, Cole, Reid & Monroe, Inc. (the Company), for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tested of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers for perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation of the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considerably by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

RBSM LLP

RBSM, LLP.
New York, New York
February 25, 2011